EXHIBIT 99.1

Qiao Xing Universal Telephone’s Subsidiary, CECT’s 2004 Net Income Estimated to Increase by 40%

HUIZHOU, Guangdong, China, February 15, 2005— Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today announced the estimated net income of its major subsidiary, CEC Telecom Co., Ltd. (“CECT”). The Company estimates that CECT would post a net income of USD 13 million for 2004, 40% over that of 2003.

The above preliminary estimate of the 2004 net income of CECT is subject to the accounts being finalized, its review by the Company’s Audit Committee and any changes resulting from the external audit. The Company will release to the public the group’s audited 2004 financial statements within the time frame set by the regulatory authorities.

Mr. Wu Zhi Yang, CEO of CECT, commented, “The striking fact about CECT in 2004 is that while many local players watched their sales volume in the Chinese market of mobile phone handsets shrink, CECT managed to increase its sales volume by about 25% compared with 2003. Nowhere is this contrast more evident than in the league table of market share for both local and foreign players. CECT climbed twelve places in 2004 and is now ranked sixth among local players.

“However, in a market environment of severe downward pressure on selling price, gross margin ratio of CECT’s mobile phone products decreased slightly and the same case is experienced by all mobile phone players in China market . To compensate, CECT drastically reduced its selling and general and administrative expenses, particularly through a re-organization of its sales and marketing structure. In the end, it was able to show an increase in income from operations of about 20% from 2003 to 2004.

“The profit before taxation was much helped by the gain on the sale of equity interests in a former associated company.

“This substantial increase in net income is testament to CECT’s resilience in navigating in a rapidly changing environment, which is certainly fraught with risks, but is also filled with opportunities for those who know how to adapt.”

About Qiao Xing Universal Telephone, Inc.

Qiao Xing Universal Telephone, Inc. (NASDAQ:XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players.

XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Company Contact:	U.S. Investor Contact:
Rick Xiao	Denise Roche/ David Pasquale
IR Director	The Ruth Group
Qiao Xing Universal Telephone, Inc.	646-536-7008/7006
86-752-2820268	droche@theruthgroup.com
rickxiao@qiaoxing.com	dpasquale@theruthgroup.com

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                                                    02/15/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web sites: http://www.cosun-xing.com
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     (XING)